245 Summer Street Boston, MA 02210	Fidelity® Investments

December 10, 2021

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidelity Greenwood Street Trust (the trust):

Fidelity Global Macro Opportunities Fund

Fidelity Risk Parity Fund (the funds)

Ladies and Gentlemen:

Transmitted herewith on behalf of the trust is the trust’s initial registration statement on Form N-1A under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended (the Registration Statement). The trust is also filing its Notification of Registration on Form N-8A immediately prior to this transmission. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing serves to register two initial series of the trust. This filing contains the Prospectuses and Statements of Additional Information (SAI) for the funds.

The trust intends to file one or more pre-effective amendments to the Registration Statement in order to add other exhibits and information necessary to complete the Registration Statement and to respond to staff comments that might be received with respect to this filing. Accordingly, the trust anticipates requesting at a later date that the effectiveness of the Registration Statement be accelerated.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/ Renée Fuller
Renée Fuller
Legal Product Group